Exhibit 99.1

TORM plc market update

The following is a market update on TORM plc (Nasdaq Copenhagen: TRMD A and NASDAQ New York: TRMD) ("TORM" or the "Company").

In 2017, TORM exercised two options for the construction of two LR1 newbuildings for a total commitment of USD 74m and with expected delivery in 2019 through the first quarter of 2020. In connection with the two newbuildings, TORM has secured commitment from ABN AMRO for attractive vessel financing of up to USD 50m, subject to documentation.

As of 31 December 2017, TORM had available liquidity of USD 405m, consisting of USD 134m in cash and USD 271m in undrawn credit facilities excluding the ABN AMRO financing. For the full year of 2017, TORM expects an EBITDA in the range of USD 155m-160m and a profit before tax in the range of USD 0m-5m excluding any potential outcome of the annual impairment test.

As of 19 January 2018, TORM had covered 40% of the earning days in the first quarter of 2018 at an average TCE of USD/day 15,926.

During the fourth quarter of 2017, TORM's vessel values trended up. The total value of TORM's fleet increased by approximately 4% compared to 31 September 2017. As of 31 December 2017, the value of TORM's fleet including newbuildings was USD 1,579m based on broker valuations. Outstanding CAPEX relating to the order book amounted to USD 233m, excluding the two LR1 newbuildings.

A 2018 allocation of the Long-Term Incentive Program (LTIP) is expected to be granted to the Executive Director, members of TORM's Senior Management Team and certain key employees, subject to approval at the 2018 Annual General Meeting. The allocation is expected to be substantially in line with previous years.

CONTACT Jacob Meldgaard, Executive Director, tel.: +45 3917 9200 Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200 Christian Lintner, IR, tel.: +45 3917 9335	TORM plc Birchin Court, 20 Birchin Lane London EC3V 9DU, United Kingdom Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

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The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 1 / 22 January 2018	TORM plc market update	Page 2 of 2